SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

AMERICAN CONSUMERS, INC.
(Name of the Issuer)

American Consumers, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

02524A100
(CUSIP Number of Class of Securities)

Paul R. Cook
President and Chief Executive Officer
P.O. Box 2328
Fort Oglethorpe, Georgia 30742
(706) 861-3347
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Steven R. Barrett
Husch Blackwell LLP
736 Georgia Avenue, Suite 300
Chattanooga, Tennessee 37402
(423) 266-5500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$92,153	$10.70

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 92,153 shares of Common Stock, par value $0.10 per share, for $1.00 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $92,153.30 by 0.00011610.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $10.70

Form or Registration No.: Schedule 13E-3 (SEC File No. 005-18570)

Filing Party:  American Consumers, Inc.

Date Filed:  February 18, 2011

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to Rule 13e-3 Transaction Statement (as amended, the “Transaction Statement”) amends the Schedule 13E-3 Transaction Statement filed by American Consumers, Inc., a Georgia corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 18, 2011, as previously amended by Amendment No. 1 thereto filed with the SEC on March 9, 2011 and by Amendment No. 2 thereto filed with the SEC on March 15, 2011.  All information below should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as previously amended.  This Amendment is filed pursuant to Rule 13e-3(d)(2) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) to report the results of the shareholder vote on the Reverse/Forward Stock Split at the Company’s Special Meeting of Shareholders held on March 31, 2011.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Transaction Statement as previously amended, or in the related Proxy Statement filed with the SEC and incorporated as an exhibit to the Transaction Statement.

Item 15. Additional Information.

(b)	Other Material Information.

As reported in the Company’s related Form 8-K filed with the SEC, on March 31, 2011, the Company held a Special Meeting of Shareholders (the “Special Meeting”) as described in the definitive Proxy Statement relating to the Special Meeting previously filed with the SEC and included as an exhibit to this Transaction Statement.  At the Special Meeting the Company’s shareholders approved each of the following two amendments to the Company’s Amended and Restated Articles of Incorporation, which together are intended to enable the Company to cease its periodic reporting obligations under the Securities Exchange Act of 1934, as amended, and thereby forgo many of the expenses associated with operating as a public company subject to Securities and Exchange Commission reporting obligations.  The number of votes cast for, against, or withheld as well as the number of broker non-votes as to each such amendment at the Special Meeting was as follows:

ITEM OF BUSINESS VOTE ON BY SHAREHOLDERS	TOTAL SHARES VOTED	VOTES CAST FOR	VOTES CAST AGAINST	SHARES ABSTAINING	BROKER NON-VOTES
Proposal 1 – An amendment to effect a 1-for-400 reverse stock split of the Company’s outstanding Common Stock (the “Reverse Stock Split”).	536,859.6	532,922.7	3,936.9	1,493.8	0
Proposal 2 – An amendment to effect a 400-for-1 forward stock split of the Company’s outstanding Common Stock, following completion of the Reverse Stock Split (the “Forward Stock Split”).	536,612.1	533,775.2	2,836.9	1,741.3	0

No other matters were submitted for a vote by the Company’s shareholders at the Special Meeting.

Within the next few days, the Company expects to file with the Georgia Secretary of State the necessary Articles of Amendment of its Amended and Restated Articles of Incorporation to cause the Reverse/Forward Stock Split to take effect after the close of business on April 7, 2011.  The Company expects to make the required filing with the SEC to terminate the registration of its common stock under the Securities Exchange Act of 1934 on April 8, 2011, following the consummation of the Reverse/Forward Stock Split after the close of business on April 7, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011	/s/ Paul R. Cook

Paul R. Cook
President and Chief Executive Officer
American Consumers, Inc.